UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007.

Commission File Number        000-1157

NEW WORLD BATTERIES, INC.
(Translation of registrant's name into English)

11718-232B Street, Maple Ridge BC, Canada V2X 7Z2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X]    Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [_]  No [_]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Other Information

        On April 8, 2007 the Company distributed $181,627 US ($224,000 CN) of its cash reserves to its shareholders as a return of capital on a pro rata basis of sixty four percent of the amount originally invested.

        Also on April 8, 2007, the Company’s Board of Directors resolved that it would no longer carry on its battery technology business and that pursuant to the Amended Licensing Agreement of March 30, 2005 all of the Company’s right, title and interest in the licensed technology has reverted to Dr. Robert Neville O’Brien. The Board further resolved to maintain its corporate existence and seek different business opportunities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 25, 2007	NEW WORLD BATTERIES, INC. (Registrant) By /S/ PATRICK O'BRIEN (Signature) * PATRICK O'BRIEN, PRESIDENT * Print the name and title under the signature of the signing officer